Exhibit (a)(5)(xv)

[LOGO OF ORACLE]	News Release

Contacts:	Joelle Fitzgerald Director Investor Relations Oracle Corporation (650) 506-4073	Jennifer Glass Vice President Corporate Public Relations Oracle Corporation (650) 633-6192

ORACLE BOOSTS PEOPLESOFT BID TO $19.50 PER SHARE

Oracle filing suit against PeopleSoft and its Board

REDWOOD SHORES, Calif.— June 18, 2003—Today, Oracle Corporation (Nasdaq: ORCL) announced that it will increase its cash tender offer to purchase all of the outstanding shares of PeopleSoft, Inc. (Nasdaq: PSFT) to $19.50 per share, or approximately $6.3 billion. This offer price is a 29% premium to the PeopleSoft stock price prior to the announcement of Oracle’s cash offer on June 6, 2003.

“In the last few days, Oracle executives have had the opportunity to speak with the holders of a majority of PeopleSoft shares,” said Oracle Chairman and CEO Larry Ellison. “Many of those shareholders indicated the prices at which they would tender their shares. Therefore, Oracle is raising its all-cash offer to $19.50 per share. Oracle remains committed to acquiring PeopleSoft and will not be deterred by management’s maneuvers to maintain control of a company they do not own. Contrary to what PeopleSoft management would have you believe, Oracle intends to fully support PeopleSoft customers and products for many years to come. Satisfying those customers is the key to the success of this acquisition.”

Jeff Henley, Oracle Executive Vice President and CFO, said, “We’ve reviewed the impact of the higher price and confirmed that the acquisition of PeopleSoft will still be accretive to Oracle, excluding the amortization of intangibles. We expect that a majority of shareholders will immediately contact PeopleSoft’s board and demand the opportunity to accept our offer.”

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In addition, Oracle said it will file suit today in Delaware against PeopleSoft, its board of directors, and J.D. Edwards & Company in response to their collective efforts to eliminate PeopleSoft shareholders’ ability to accept Oracle’s tender offer. Oracle contends that PeopleSoft and its board breached their fiduciary duties, including failure to act in the best interest of PeopleSoft’s shareholders. Oracle seeks, among other things, rescission of the amended J.D. Edwards merger agreement and redemption of the PeopleSoft “poison pill”.

The tender offer remains subject to the same conditions as Oracle’s original offer, including expiration of the applicable Hart-Scott-Rodino waiting period, a majority of PeopleSoft’s shares on a fully diluted basis being tendered and not withdrawn, and the redemption or amendment of PeopleSoft’s shareholder rights plan. The offer is not subject to due diligence or financing.

Oracle will host a conference call today, June 18, 2003, at 5:30 a.m. PDT/8:30 a.m. EDT to discuss its increased offer. A live audio webcast of the call will be made available on the Oracle Investor Relations website at www.oracle.com/investor. The webcast will be available for replay for seven days following the conference call. Interested parties may also participate live via telephone by calling (719) 457-2649. The replay number is (719) 457-0820 (passcode: 430544), and will be available for 24 hours following the conference call. In addition, a copy of the complaint will be available on our website at www.oracle.com/peoplesoft.

Oracle is the world’s largest enterprise software company. For more information about Oracle, please call Investor Relations at (650) 506-4073 or visit Oracle on the web at www.oracle.com/investor.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY PEOPLESOFT’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION HAS FILED ON JUNE 9, 2003 AND PLANS TO AMEND TODAY. STOCKHOLDERS SHOULD READ THE OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS CAN OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO

THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT SEC.GOV; FROM CREDIT SUISSE FIRST BOSTON LLC, THE DEALER MANAGER FOR THE OFFER; FROM MACKENZIE PARTNERS, THE INFORMATION AGENT FOR THE OFFER; OR FROM ORACLE CORPORATION.